Exhibit 21

SUBISIDARIES OF THE COMPANY

Subsidiary	Country of Incorporation	Percent Owned

STRATTEC de Mexico S.A. de C.V.	Mexico	100%

ADAC-STRATTEC LLC	United States	51%

STRATTEC POWER ACCESS LLC	United States	80%